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Nine Winters Companies LLC (DBA Nine Winters Bakery)

Bakery

1 Bow Mkt Way Suite 17
Somerville, MA 02143
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $30,000 invested.
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THE PITCH
Nine Winters Companies LLC (DBA Nine Winters Bakery) is seeking investment to expand to a larger retail footprint in Bow Market.
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OUR STORY

Marissa began exploring her Korean culture as an adult with her children. As a Korean adoptee, Nine Winters was created as a journey of identity demonstrated through Korean cuisine while maintaining an appreciation of growing up in Massachusetts.

recipe testing during the pandemic
weekly pop-ups at Honeycomb Creamery
full-time pop-ups at Bow Market
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THE OPPORTUNITY

Nine Winters is expanding our brick and mortar presence to a larger location in Bow Market and are asking for our community to invest and share in our success and growth.

This larger location doubles our retail footprint and inventory, enabling us to increase production and variety at a prime location in Bow Market.
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PRESS
Interview #16: Marissa Ferola's Hotteok

"I always want [my children] to know where they came from and who they are, and to be able to celebrate that fearlessly and loudly."

10 New Boston Cafés and Bakeries We Loved in 2022

Sweet treats, strong caffeine, relaxing vibes.

The Hottest New Bakeries Around Boston

Flaky Haitian patés, Korean American peanut butter chili crisp cookies, showstopping raspberry pistachio croissants, and more

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THE TEAM
Marissa Ferola

Owner

Marissa Ferola, founder and owner: Marissa has created the recipes at Nine Winters that bridges Korean ingredients and western style pastry into an approachable and fun product. She has a background in pastry and sweets, ranging from brioche to ice cream.

After working in start-up food establishments that propelled into major success, she has seen the way a food establishment can grow from the ground up.

Erica Russom
Baker

Erica Russom, baker: Erica comes to Nine Winters after working for award winning bakeries and sweets shops. With an extensive background of catering coordination and management, Erica is able to help Nine Winters expand on larger orders, catering, and events.

Benjamin Gallini
Baker

Ben Gallini, baker: Ben comes to Nine Winters as a new baker. His attention to detail and earnest want to learn allows Nine Winters to really explore possibilities and push ideas further into a more accessible form. His extroverted personality really connects with guests and moves people out of their comfort zone into trying new flavors.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Expansion buildout $13,975
Equipment replacements $9,500
AAPI Partnership Projects $2,000
general maintenance $2,500
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $268,201 | $321,841 | $373,336 | $425,603 | $429,859 |
| Cost of Goods Sold | $60,000 | $71,999 | $83,518 | $95,210 | $96,162 |
| Gross Profit | $208,201 | $249,842 | $289,818 | $330,393 | $333,697 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $30,000 | $30,750 | $31,518 | $32,305 | $33,112 |
| Utilities | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Salaries | $124,800 | $149,759 | $173,720 | $198,040 | $200,020 |
| Insurance | $850 | $871 | $892 | $914 | $936 |
| G&A | $24,000 | $24,600 | $25,215 | $25,845 | $26,491 |
| Operating Profit | $22,551 | $37,712 | $52,170 | $66,829 | $66,517 |

This information is provided by Nine Winters Companies LLC (DBA Nine Winters Bakery). Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Investment Round Status
Target Raise $30,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends June 30th, 2023
Summary of Terms
Legal Business Name Nine Winters Companies LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.6×

Investment Multiple 1.5×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2031
Financial Condition

Nine Winters Bakery just launched as a full-time pop up in October 2022 and is already in the process of a permanent expansion within Bow Market in Somerville, MA.

Nine Winters is a Korean-American concept bakery that explores the cultural identity of a minority growing up in the US: think of classic Korean ingredients in western pastry like sticky buns encased in a doenjang caramel, chocolate cookies made with gochujang infused honey, and mugwort and turmeric marbled sugar cookies, plus a few Korean cultural staples like hotteok and fluffy, hot bread.

We are slated to open our doors to a larger space mid-spring 2023, and have enjoyed much success and intense growth beyond our expectations.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Nine Winters Companies LLC (DBA Nine Winters Bakery) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Nine Winters Companies LLC (DBA Nine Winters Bakery) operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Nine Winters Companies LLC (DBA Nine Winters Bakery) competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Nine Winters Companies LLC (DBA Nine Winters Bakery)'s core business or the inability to compete successfully against the with other competitors could negatively affect Nine Winters Companies LLC (DBA Nine Winters Bakery)'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Nine Winters Companies LLC (DBA Nine Winters Bakery)'s management or vote on and/or influence any managerial decisions regarding Nine Winters Companies LLC (DBA Nine Winters Bakery). Furthermore, if the founders or other key personnel of Nine Winters Companies LLC (DBA Nine Winters Bakery) were to leave Nine Winters Companies LLC (DBA Nine Winters Bakery) or become unable to work, Nine Winters Companies LLC (DBA Nine Winters Bakery) (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Nine Winters Companies LLC (DBA Nine Winters Bakery) and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Nine Winters Companies LLC (DBA Nine Winters Bakery) is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Nine Winters Companies LLC (DBA Nine Winters Bakery) might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Nine Winters Companies LLC (DBA Nine Winters Bakery) is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Nine Winters Companies LLC (DBA Nine Winters Bakery)

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Nine Winters Companies LLC (DBA Nine Winters Bakery)'s financial performance or ability to continue to operate. In the event Nine Winters Companies LLC (DBA Nine Winters Bakery) ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Nine Winters Companies LLC (DBA Nine Winters Bakery) nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Nine Winters Companies LLC (DBA Nine Winters Bakery) will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Nine Winters Companies LLC (DBA Nine Winters Bakery) is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Nine Winters Companies LLC (DBA Nine Winters Bakery) will carry some insurance, Nine Winters Companies LLC (DBA Nine Winters Bakery) may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Nine Winters Companies LLC (DBA Nine Winters Bakery) could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Nine Winters Companies LLC (DBA Nine Winters Bakery)'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Nine Winters Companies LLC (DBA Nine Winters Bakery)'s management will coincide: you both want Nine Winters Companies LLC (DBA Nine Winters Bakery) to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Nine Winters Companies LLC (DBA Nine Winters Bakery) to act conservative to make sure they are best equipped to repay the Note obligations, while Nine Winters Companies LLC (DBA Nine Winters Bakery) might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Nine Winters Companies LLC (DBA Nine Winters Bakery) needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Nine Winters Companies LLC (DBA Nine Winters Bakery) or management), which is responsible for monitoring Nine Winters Companies LLC (DBA Nine Winters Bakery)'s compliance with the law. Nine Winters Companies LLC (DBA Nine Winters Bakery) will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Nine Winters Companies LLC (DBA Nine Winters Bakery) is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Nine Winters Companies LLC (DBA Nine Winters Bakery) fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Nine Winters Companies LLC (DBA Nine Winters Bakery), and the revenue of Nine Winters Companies LLC (DBA Nine Winters Bakery) can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Nine Winters Companies LLC (DBA Nine Winters Bakery) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Nine Winters Companies LLC (DBA Nine Winters Bakery). Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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